Exhibit 99.1

ReTo Receives Nasdaq Notification Regarding Minimum Stockholders’ Equity Deficiency

BEIJING, CHINA – January 5, 2024 - ReTo Eco-Solutions, Inc. (Nasdaq: RETO) (“ReTo” or the “Company”), a provider of technology solutions and operation services for intelligent ecological environments and internet of things technology development services in China and other countries, today announced that the Company received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) on December 28, 2023, notifying the Company that it is not in compliance with the Nasdaq Listing Rule 5550(b)(1) for continued listing due to its failure to maintain a minimum of $2.5 million in stockholders’ equity. In the Company’s Form 6-K dated December 27, 2023, the Company reported a negative stockholders’ equity of approximately $0.83 million as of June 30, 2023. Nasdaq has also determined that the Company does not meet the alternatives of market value of listed securities or net income from continuing operations for continued listing.

The Notification Letter does not impact the Company’s listing on the Nasdaq Capital Market at this time. In accordance with the Nasdaq Listing Rule, the Company has been provided 45 calendar days, or until February 12, 2024, to submit a plan to regain compliance. If such compliance plan is accepted by Nasdaq, the Company may be granted a compliance period of up to 180 calendar days from the date of the Notification Letter to evidence compliance.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company is looking into various options available to regain compliance and maintain its continued listing on the Nasdaq Capital Market. The Company intends to submit the compliance plan as soon as practicable.

About ReTo Eco-Solutions, Inc.

Founded in 1999, ReTo Eco-Solutions, Inc., through its proprietary technologies, systems and solutions, is striving to bring clean water and fertile soil to communities worldwide. The Company, through its operating subsidiaries in China, is engaged in the ecological restoration and solid waste treatment, manufacturing and distribution of eco-friendly construction materials (aggregates, bricks, pavers and tiles) made from mining waste (iron tailings), and soil remediation materials transformed from solid waste (iron tailings), as well as equipment used for the production of these eco-friendly construction materials and soil remediation materials. In addition, the Company provides consultation, design, project implementation and construction of urban ecological protection projects and parts, engineering support, consulting, technical advice and service, and other project-related solutions for its manufacturing equipment and environmental protection projects. The Company also offers roadside assistance services and technology development services utilizing Internet of Things technologies. For more information, please visit: http://en.retoeco.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements include, among others, statements regarding the Company’s plans to regain compliance with the minimum stockholders’ equity requirement. The Company’s actual results may differ materially from those expressed in any forward-looking statements as a result of various factors and uncertainties. The reports filed by the Company with the Securities and Exchange Commission discuss these and other important factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Angela Hu

Tel: +86-010-64827328

Email: ir@retoeco.com or 310@reit.cc